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DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM February 27, 2019

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Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	BlackRock Credit Strategies Fund

(Nos. 333-227456 and 811-23380)

Dear Ms. Fettig:

Thank you for your oral comments provided on February 26, 2019 regarding your review of Pre-Effective Amendment No. 2 to the registration statement on Form N-2 filed on February 22, 2019 (the “Registration Statement”), by BlackRock Credit Strategies Fund (the “Fund”) with the U.S. Securities and Exchange Commission (the “Commission”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes in response to comments on the Registration Statement will be reflected in the Fund’s definitive prospectus, which the Fund intends to file pursuant to Rule 497 under the Securities Act of 1933, as amended, following the effectiveness of the Registration Statement (the “Definitive Prospectus”).

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

***

Christina DiAngelo Fettig

Securities and Exchange Commission

February 27, 2019

General

1.	Where a comment is made on disclosure in one location, it is applicable to all similar disclosures in the registration statement.

Noted.

Prospectus Summary

2.

In the second paragraph on page 5, the prospectus summary states that the Fund can invest in open- or closed-end investment companies, including exchange-traded funds and business development companies. The fee table does not include a line item for Acquired Fund Fees and Expenses (“AFFE”). Please supplementally confirm whether there are any AFFE expected in the first year of operations.

The Fund confirms that no AFFE are expected in the first year of operations.

3.

In the fourth paragraph under Investment Adviser and Investment Sub-Advisers, the first sentence provides that the Fund has entered into an Expense Limitation Agreement under which the Advisor has agreed to waive and/or reimburse “certain operating and other expenses” of the Fund in order to limit certain expenses to 0.50% of the Fund’s average daily value of the net assets of each share class.

a.	Please clarify what is meant by “certain operating and other expenses” or include a cross-reference to the Fund’s more detailed discussion on page 152.

The Fund will include a cross-reference to the Fund’s more detailed discussion of the Expense Limitation Agreement in the Definitive Prospectus.

b.

Please clarify that the fee waiver recapture would be limited to the lesser of (1) the Expense Cap in effect at the time of waiver, and (2) the Expense Cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

The Fund confirms that the fee waiver recapture would be limited to the lesser of (1) the Expense Cap in effect at the time of waiver, and (2) the Expense Cap in effect at the time of recapture. The Fund will also make

Christina DiAngelo Fettig

Securities and Exchange Commission

February 27, 2019

the following revision (by adding the bolded and underlined language and deleting the stricken language) in the Definitive Prospectus in response to this comment:

The Fund has entered into an Expense Limitation Agreement (the “Expense Agreement”) in which the Advisor has agreed to waive and/or reimburse certain operating and other expenses of the Fund in order to limit certain expenses to 0.50% of the Fund’s average daily value of the net assets of each share class (the “Expense Cap”). Subject to the terms of the Expense Agreement, expenses borne by the Advisor in the prior two fiscal years of the Fund are subject to reimbursement by the Fund~~, but the Fund will not reimburse any amount if doing so would result in its covered expenses exceeding the Expense Cap~~. The Fund will carry forward any waivers and/or reimbursements of fees and expenses in excess of the Expense Cap and repay the Advisor such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment after giving effect to the repayment . . .

Prospectus

Summary of Fund Fees and Expenses

4.	In the fee table, please move the line appearing under the line item “Total Annual Expenses” so that the line appears under the “Interest Expenses” line item.

The Fund will make the requested revision in the Definitive Prospectus.

5.

The prospectus states that the Fund will pay its offering expenses (other than any applicable sales load). Please explain where the Fund’s offering expenses are reflected in the fee table. If the offering expenses are reflected in “Other Expenses” in the fee table, please revise footnote 7 accordingly.

The Fund confirms that the Fund’s offering expenses are reflected in “Other Expenses” in the fee table. In response to this comment, the Fund will also revise footnote 7 as follows (by adding the bolded and underlined language) in the Definitive Prospectus:

Other expenses include, but are not limited to, all initial and ongoing offering expenses (other than any applicable sales load), accounting, legal and auditing fees of the Fund and Sub-Transfer Agency Expenses . . .

Christina DiAngelo Fettig

Securities and Exchange Commission

February 27, 2019

6.	In footnote 7 of the fee table, please state that “Other Expenses” are “estimated.” See Instruction 6 to Item 3.1 of Form N-2.

The Fund will make the requested change in the Definitive Prospectus.

7.

Footnote 9 of the fee table states that the “Fund has entered into an Expense Agreement in which the Advisor has agreed to waive and/or reimburse certain operating and other expenses of the Fund . . .” As discussed in comment #3(a), please include a cross-reference to the Fund’s more detailed discussion of the Expense Limitation Agreement on page 152.

The Fund will include a cross-reference to the Fund’s more detailed discussion of the Expense Limitation Agreement in the Definitive Prospectus.

Notes to Financial Statements

8.

Note 6 discusses the Fund’s initial organizational expenses and offering expenses. Please confirm supplementally that the Fund’s initial organizational expenses are not subject to recovery by the Advisor.

The Fund confirms that the Fund’s initial organizational expenses are not subject to recovery by the Advisor.

***

If you have any questions or require any further information with respect to the Registration Statement, please call me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon